Exhibit 99.1

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

FRAZIER LIFE SCIENCES HOLDINGS II LLC

Signature: /s/ Albert Cha
Name/Title: Albert Cha, Manager
Date: 10/21/2026

ALBERT CHA

Signature: /s/ Albert Cha
Name/Title: Albert Cha
Date: 10/21/2026

FRAZIER LIFE SCIENCES PUBLIC FUND, L.P.

Signature: /s/ Albert Cha
Name/Title: Albert Cha, Managing Member of General Partner of General Partner
Date: 10/21/2026

FHMLSP, L.P.

Signature: /s/ Albert Cha
Name/Title: Albert Cha, Managing Member of General Partner
Date: 10/21/2026

FHMLSP, L.L.C.

Signature: /s/ Albert Cha
Name/Title: Albert Cha, Managing Member
Date: 10/21/2026